Filed by Professional Holding Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Professional Holding Corp.

(Commission File No. 132-)

The following communications are being filed in connection with the proposed merger between Professional Holding Corp. and Marquis Bancorp, Inc.

Letter to Professional Holding Corp. Shareholders

Dear Shareholder:

We are pleased to announce that Professional Holding Corp. (‘PFHD’) and Marquis Bancorp. Inc. (‘MBI’), the parent company of Marquis Bank, have entered into a definitive agreement (Agreement) in which Marquis Bank will merge into Professional Bank. The combined institution will have approximately $1.6 billion in assets, making it the 4th largest community bank in South Florida and the 12th largest in Florida. The bank will operate under the Professional Bank name with continued headquarters in Coral Gables. Both high-performing banks maintain a 5-star, superior rating from Bauer Financial.

In addition to our organic growth initiatives, we spend considerable time evaluating M&A opportunities in and outside of our market. Upon evaluating the opportunity with Marquis Bank we determined, that the transaction would accelerate our plans for scale with profitability, and in turn was in the best interests of our shareholders, as well as our clients. The closing, which is subject to regulatory and shareholder approvals, and other customary closing conditions, is expected to occur in the first quarter of 2020.

Additional materials relating to the transaction as well as the shareholder meeting will be forthcoming in the coming months. In the meantime, I have attached a copy of the press release that was circulated today.

Sincerely,

Daniel R. Sheehan

Chairman and Chief Executive Officer

Professional Bank and Marquis Bank Announce Strategic Merger

Monday, August 12, 2019 12:10 PM

The Combined institution will accelerate scale and profitability, while leveraging technology

CORAL GABLES, FL / ACCESSWIRE / August 12, 2019 / Professional Holding Corp. (OTC PINK:PFHD) and Marquis Bancorp, both of Coral Gables, jointly announce today the signing of a definitive agreement to merge in which Marquis Bank will combine with Professional Bank. Subject to shareholder and regulatory approvals, the combined banking institution will have approximately $1.6 billion in assets, making it the 12th largest community bank in Florida and the 4th largest in South Florida.

Both institutions maintain a 5-star, superior rating from Bauer Financial, and when combined will service 10 South Florida markets, retaining the Professional Bank name with continued headquarters in Coral Gables.

“We have held Marquis Bank in high esteem for several years now and look forward to the partnership. They have a number of talented bankers on their team along with a great staff, both of which will be a natural fit within our culture. The combined institution will advance our plans for scale and profitability along with the implementation of certain technologies across this larger platform,” said Professional Bank’s Chairman & CEO, Daniel R. Sheehan. “The combined resources will accelerate our growth in South Florida and beyond.”

Professional Bank has undergone tremendous growth in the past several years, with assets more than doubling to $890 million as of June 30 from three years earlier. The bank ended the latest quarter with Tier 1 leverage ratio of 8.71%; 5% is considered well-capitalized. It had a Tier 1 capital ratio of 11.89%; 8% is considered well-capitalized.

“We are truly excited to be partnering with Professional and believe now is the time to combine our franchises to create the premier community bank in South Florida. This is a tremendous opportunity for two high-performing banks with similar cultures to join together in this transformational merger,” said Javier J. Holtz, Marquis Bank’s Chairman and CEO. “This is a win-win for our clients, associates, and shareholders.”

Marquis Bank was established in 2007 and operates branches in Coral Gables, Aventura and Fort Lauderdale. It held $680.3 million in assets and $559.7 million in deposits as of June 30. It concluded the quarter with a healthy Tier 1 leverage ratio of 9.64% and a Tier 1 capital ratio of 10.75%.

Wachtell, Lipton, Rosen & Katz served as legal advisor to Professional Bank, while Smith MacKinnon, PA served as legal advisor for Marquis Bank. Stephens Inc. served as financial advisor to Professional Bank, while Hovde Group served as financial advisor for Marquis Bank. The merger is subject to shareholder and regulatory approvals and expected to close in late 2019 or early 2020. For more information on the merger, please visit joinprobank.com.

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About Professional Bank: Headquartered in Coral Gables, Fla., Professional Bank is one of Florida’s fastest-growing community banks. A subsidiary of financial holding company Professional Holding Corp. (OTC: PFHD), Professional Bank specializes in construction, residential and commercial real estate financing as well as business loans and lines of credit, including SBA financing. Known for high-touch customized concierge services, the Bank serves the needs of its customers through a full offering of deposit products, cash management services, online and mobile banking.

Founded in 2008, Professional Bank operates full-service branches and loan production offices in Miami-Dade, Broward and Palm Beach counties. For more information, visit myprobank.com.

About Marquis Bank: Marquis Bank, with more than $680 million in assets, is a full-service community bank dedicated to serving business owners, professionals and investors. Marquis has successfully blended convenient state-of-the-art technology with personal attention to create an exceptional banking experience for its clients. For more information, please call (305) 443-2922 or visit www.MarquisBank.com.

Forward-Looking Statements

This communication contains “forward-looking statements” regarding the financial condition, results of operations, business plans and the future performance of PFHD and MBI. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on PFHD’s and MBI’s current expectations and assumptions regarding PFHD’s and MBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect PFHD’s or MBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between PFHD and MBI, the outcome of any legal proceedings that may be instituted against PFHD or MBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, including any additional required approvals, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where PFHD and MBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of PFHD and MBI successfully, and the dilution caused by PFHD’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of PFHD and MBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information about the Merger and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger with MBI, PFHD will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of PFHD’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of PFHD and MBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT PFHD, MBI, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from PFHD at its website, https://myprobank.com, or from MBI at its website, http://marquisbank.com/. Documents filed with the SEC by PFHD will be available free of charge by accessing PFHD’s website at https://myprobank.com/ or, alternatively, by directing a request by telephone or mail to Professional Holding Corp, 396 Alhambra Circle, Suite 255, Coral Gables, Florida, (786) 483-1757, and documents filed with the SEC by MBI will be available free of charge by accessing MBI’s website at http://marquisbank.com/ or, alternatively, by directing a request by telephone or mail to Marquis Bancorp, Inc., 355 Alhambra Circle, Suites 125 & 1200, Coral Gables, Florida 33134, (305) 443-2922.

Participants in the Solicitation

PFHD, MBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PFHD and MBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, which can be obtained free of charge from the sources described above.

Letter to Marquis Bancorp, Inc. Shareholders

Dear Shareholder:

We are pleased to announce that Marquis Bancorp. Inc. and Professional Holding Corp. (‘PFHD’), the parent company of Professional Bank, have entered into a definitive agreement (Agreement) in which Marquis Bank will merge with Professional Bank. The combined institution will have approximately $1.6 billion in assets, making it the 4th largest community bank in South Florida and the 12th largest in Florida. The bank will operate under the Professional Bank name with continued headquarters in Coral Gables. Both high-performing banks maintain a 5-star, superior rating from Bauer Financial.

The Board of Directors of Marquis has determined, after careful and prolonged study, that it is in the best interests of our shareholders, as well as our clients, to enter into this Agreement with PFHD. This merger is in line with our long-standing goal of maximizing shareholder value. The closing, which is subject to regulatory and shareholder approvals, and other customary closing conditions, is expected to occur in the first quarter of 2020.

We will be sending to you, in the future, additional materials relating to the shareholder meeting and the transaction. In the meantime, I have included with this letter a copy of the press release that was issued today which provides additional information regarding the merger.

Further we will be mailing second quarter dividend checks this week as our Board approved a payment of $.11 per share payable to all shareholders as of July 24th.

While I have the opportunity, on behalf of the Board of Directors, I want to share with you our excitement for the bank's future, and thank you for your continued support.

Sincerely,

Javier Holtz

Chairman and Chief Executive Officer

Professional Bank and Marquis Bank Announce Strategic Merger

Monday, August 12, 2019 12:10 PM

The Combined institution will accelerate scale and profitability, while leveraging technology

CORAL GABLES, FL / ACCESSWIRE / August 12, 2019 / Professional Holding Corp. (OTC PINK:PFHD) and Marquis Bancorp, both of Coral Gables, jointly announce today the signing of a definitive agreement to merge in which Marquis Bank will combine with Professional Bank. Subject to shareholder and regulatory approvals, the combined banking institution will have approximately $1.6 billion in assets, making it the 12th largest community bank in Florida and the 4th largest in South Florida.

Both institutions maintain a 5-star, superior rating from Bauer Financial, and when combined will service 10 South Florida markets, retaining the Professional Bank name with continued headquarters in Coral Gables.

“We have held Marquis Bank in high esteem for several years now and look forward to the partnership. They have a number of talented bankers on their team along with a great staff, both of which will be a natural fit within our culture. The combined institution will advance our plans for scale and profitability along with the implementation of certain technologies across this larger platform,” said Professional Bank’s Chairman & CEO, Daniel R. Sheehan. “The combined resources will accelerate our growth in South Florida and beyond.”

Professional Bank has undergone tremendous growth in the past several years, with assets more than doubling to $890 million as of June 30 from three years earlier. The bank ended the latest quarter with Tier 1 leverage ratio of 8.71%; 5% is considered well-capitalized. It had a Tier 1 capital ratio of 11.89%; 8% is considered well-capitalized.

“We are truly excited to be partnering with Professional and believe now is the time to combine our franchises to create the premier community bank in South Florida. This is a tremendous opportunity for two high-performing banks with similar cultures to join together in this transformational merger,” said Javier J. Holtz, Marquis Bank’s Chairman and CEO. “This is a win-win for our clients, associates, and shareholders.”

Marquis Bank was established in 2007 and operates branches in Coral Gables, Aventura and Fort Lauderdale. It held $680.3 million in assets and $559.7 million in deposits as of June 30. It concluded the quarter with a healthy Tier 1 leverage ratio of 9.64% and a Tier 1 capital ratio of 10.75%.

Wachtell, Lipton, Rosen & Katz served as legal advisor to Professional Bank, while Smith MacKinnon, PA served as legal advisor for Marquis Bank. Stephens Inc. served as financial advisor to Professional Bank, while Hovde Group served as financial advisor for Marquis Bank. The merger is subject to shareholder and regulatory approvals and expected to close in late 2019 or early 2020. For more information on the merger, please visit joinprobank.com.

###

About Professional Bank: Headquartered in Coral Gables, Fla., Professional Bank is one of Florida’s fastest-growing community banks. A subsidiary of financial holding company Professional Holding Corp. (OTC: PFHD), Professional Bank specializes in construction, residential and commercial real estate financing as well as business loans and lines of credit, including SBA financing. Known for high-touch customized concierge services, the Bank serves the needs of its customers through a full offering of deposit products, cash management services, online and mobile banking.

Founded in 2008, Professional Bank operates full-service branches and loan production offices in Miami-Dade, Broward and Palm Beach counties. For more information, visit myprobank.com.

About Marquis Bank: Marquis Bank, with more than $680 million in assets, is a full-service community bank dedicated to serving business owners, professionals and investors. Marquis has successfully blended convenient state-of-the-art technology with personal attention to create an exceptional banking experience for its clients. For more information, please call (305) 443-2922 or visit www.MarquisBank.com.

Forward-Looking Statements

This communication contains “forward-looking statements” regarding the financial condition, results of operations, business plans and the future performance of PFHD and MBI. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on PFHD’s and MBI’s current expectations and assumptions regarding PFHD’s and MBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect PFHD’s or MBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between PFHD and MBI, the outcome of any legal proceedings that may be instituted against PFHD or MBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, including any additional required approvals, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where PFHD and MBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of PFHD and MBI successfully, and the dilution caused by PFHD’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of PFHD and MBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information about the Merger and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger with MBI, PFHD will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of PFHD’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of PFHD and MBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT PFHD, MBI, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from PFHD at its website, https://myprobank.com, or from MBI at its website, http://marquisbank.com/. Documents filed with the SEC by PFHD will be available free of charge by accessing PFHD’s website at https://myprobank.com/ or, alternatively, by directing a request by telephone or mail to Professional Holding Corp, 396 Alhambra Circle, Suite 255, Coral Gables, Florida, (786) 483-1757, and documents filed with the SEC by MBI will be available free of charge by accessing MBI’s website at http://marquisbank.com/ or, alternatively, by directing a request by telephone or mail to Marquis Bancorp, Inc., 355 Alhambra Circle, Suites 125 & 1200, Coral Gables, Florida 33134, (305) 443-2922.

Participants in the Solicitation

PFHD, MBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PFHD and MBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, which can be obtained free of charge from the sources described above.